Stella Blu, Inc.

September 11, 2013

Filed Via Edgar

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Stella Blu, Inc.
Form S-1
Filed July 29, 2013
File No. 333-190215

Dear Ms. Mills-Apenteng

This letter is in response to your letter dated August 23, 2013. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

General

1.	We note your disclosure on the cover page and elsewhere in the prospectus that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please revise your document to provide the following additional information:

•	Describe how and when a company may lose emerging growth company status; and
•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We have added to the General section a cross reference to the risk factor “Our status as an emerging growth company may make our shares unattractive to investors.” We have extensively revised that risk factor to make the disclosure clearer, and to include the items that the Commission requested above regarding our status as an emerging growth company and our status as a smaller reporting company. We have also revised the risk factor “The requirements of being a public company may strain our resources and distract our management; our election to take advantage of the JOBS Act may mean that a material weakness in our internal controls could remain undetected for a longer period” to better address the Commission’s comment.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Other than the Subscription Agreements, the form of which was filed with our original registration statement on Form S-1, there are no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There are no  research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

There are no brokers or dealers participating in our offering.

3.	Given your current assets and the nature of your operations, it appears that you are a shell company as defined in Securities Act Rule 405 of Regulation C. Accordingly, please disclose that you are a shell company on your prospectus cover page, or tell us why you believe this disclosure is not required. Please also discuss in an appropriate location of the prospectus the restrictions imposed on shell companies including the unavailability of Rule 144 of the Securities Act of 1933 for the resale of restricted securities and the adverse impact such restrictions may have on your ability to attract additional capital to implement your business plan or sustain operations. Review your related risk factor disclosure on page 14 to ensure that it conforms to your amended disclosures.

We have (a) checked the box on the cover page to note that we are a shell company, (b) revised the disclosure regarding Rule 144 to discuss its unavailability to shell companies, and (c) added disclosure regarding the adverse impact that being a shell company could have on our ability to attract capital to the risk factors regarding our shares.

Cover Page

4.	Please indicate in the initial paragraph that this offering constitutes the initial public offering of your common stock.

We have added to the initial paragraph the fact that this offering constitutes the initial public offering of our common stock.

Prospectus Summary, page 4

5.	Please disclose here, consistent with your disclosure elsewhere in the prospectus, that you have limited operations related solely to capital formation activities and that you have not generated any revenues to date. To the extent that you include statements regarding the future growth of the business, please ensure that any such statements reflect the uncertainty associated with your future plans and that your claims are supportable. For example, your statements on page 4 declare that you “will” develop your portfolios from patents whose rights you will obtain from third parties and that, when necessary, you “will” assist third parties in the further development of their patent portfolios without reflecting any of the uncertainty related to instituting your plans.

We have included the statement that we have limited operations related solely to capital formation, and that we have not generated any revenues to date in the prospectus summary. We have also revised the disclosure in many places to make clear that the only operations that we have conducted until now relate to capital formation activities, and that we have not actually commenced any other business.

6.	Please include, if true, a clear and unambiguous statement to the effect that you currently do not have any patents or license agreements and that you have not initiated any defensive enforcement actions or advise.

We have added the requested statement to a new paragraph that appears at the end of the “Corporate Background” section of the prospectus summary.

7.	You make several references in the prospectus to “our industry” and “the industries in which we plan to do business.” Please briefly describe here the industry or industries in which you plan to operate and the technologies you intend to target.

We have added a cross reference to the expanded discussion of patent monetization that is in our business section.

Risk Factors, page 5

General

8.	The risk factors should generally be tailored to your current business conditions and accurately reflect, as applicable, your current development stage. Some of your risk factors, however, address risks and challenges that do not appear to be relevant to your current business conditions. For example, the challenges related to effectively managing your growth when you have limited business operations and have not yet generated revenues do not appear to be relevant to your business. Please review your risk factors and revise as necessary to ensure that they reflect the risks applicable to your business.

We have reviewed and revised our risk factors to more accurately reflect our current situation.

9.	We note that you currently have only forty shareholders of record; thus, it appears likely that you will have less than 300 shareholders following the completion of the offering. Please consider adding a risk factor that informs stockholders of the possibility that your reporting obligations may be suspended pursuant to Section 15(d) of the Securities Exchange Act due to a limited number of shareholders, and discusses the resultant risks in that event.

We have added a risk factor entitled “We are not a fully reporting company under the Securities Exchange Act of 1934, as amended, and thus subject only to the reporting requirements of Section 15(d)” in order to address this issue.

“We will need additional funding in the future…,” page 5

10.	Expand your disclosures here and in your Capital Resources and Liquidity section to state the number of months your current cash resources will fund and the minimum capital needed to conduct operations in accordance with your business plan for a period of twelve months from the date of the prospectus.

We have revised this risk factor to address the concern raised by the Commission. In this regard, it should be noted that since we filed the first draft of our registration statement with the Commission, we have decided to offer up to 1,000,000 shares of our own to the public at a fixed price of $0.10 per share, and we have obtained a commitment from our chief executive officer to lend us up to $50,000. This will ensure funding for our operations for at least the next 12 months.

“ Our investments are subject to risks…” page 6

11.	Please revise this risk factor to describe in more specific terms the “particular investment” to which you refer.

The reference was to future investments and not to any current investment. Since we have no current investments, we removed the risk factor.

Our revenues are unpredictable…,” page 7

12.	Please revise the caption of this risk factor to reflect the fact that you do not have revenues.

We have revised the caption to specifically state that we currently have no revenues.

“The requirements of being a public company may strain our resources…,” page 12

13.	You state that you will be required to test your internal control procedures, and that your auditors will provide a report addressing these assessments. Please note that you will not be required to provide an auditor attestation report on your internal control over financial reporting for so long as you remain a smaller reporting company. Refer to Item 308(b) of Regulation S-K. We note your disclosures referencing this exemption, but you do not affirmatively state whether you intend to avail yourself of this exemption. Please revise to clarify your plans in this regard.

We have revised this risk factor to specifically state that we intend to take advantage of the exemption from the auditor attestation requirement under Section 404(b) of the Sarbanes Oxley Act for so long as we are either an emerging growth company or a smaller reporting company.

14.	Please disclose, if true, that management has not evaluated the effectiveness of either your internal control over financial reporting or your disclosure controls and procedures. In addition, disclose that management will not be required to provide a report on your internal control over financial reporting until the filing of your second annual report. Refer to Instruction 1 to Item 308 of Regulation S-K. Please also discuss resultant risks to investors.

We have added disclosure which specifically states that (a) we have not evaluated the effectiveness of our internal controls over financial reporting or our disclosure controls and procedures; (b) management will not be required to provide a report on our internal control over financial reporting until our second annual report; and (c) as a result, a material weakness in our internal controls could go undetected.

“Our status as an emerging growth company…” page 12

15.	Consistent with comment 1 above, please disclose here whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

We have rewritten this risk factor completely, and as part of our discussion, we specifically state that we have chosen to take advantage of the exemption from the adoption of new or revised financial accounting standards until they would apply to private companies.

“If our shares are quoted on the over-the-counter bulletin board…,” page 12

16.	Please revise to clarify that regardless of your status on the OTCBB, upon effectiveness of the registration statement, pursuant to Section 15(d) of the Securities Exchange Act, you will be required to file periodic reports with the Commission. The estimated expenses associated with the preparation of these periodic reports should be stated in quantitative terms. Under a separately captioned risk factor, please discuss the risks to investors of investing in a Section 15(d) reporting company. For example, investors in Section 15(d) companies do not have the protections of the proxy rules, Section 16 short swing profit requirements, beneficial ownership reporting, institutional investment manager reporting rules, and third party tender offer rules.

As already noted in our response to Comment 9, we have added a risk factor entitled “We are not a fully reporting company under the Securities Exchange Act of 1934, as amended, and thus subject only to the reporting requirements of Section 15(d)” in order to address this issue.

“Voting control of our common stock is possessed by Yoel Eliyahu...,” page 13

17.	Revise your risk factor to disclose the percentage of Mr. Eliyahu’s ownership in your company.

We have added that Mr. Eliyahu holds 65% of our issued and outstanding common stock.

Selling Stockholders, page 16

18.	Please indicate the nature of any position, office, or other material relationship, including familial relationships, which any of the selling security holders has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

We have added a statement that within the past three years, none of the selling stockholders has had any position, office or other material relationship, including familial relationships, with the company or with its sole director and officer. We have also added that we have no predecessors or affiliates other than our sole director and officer.

Description of Business, page 17

General

19.	Please expand your disclosure in the business section to discuss the effect of existing or probable governmental regulations on your business. In this regard, we note your extensive discussion in risk factors of legislation, regulations and rules implemented, or which may be implemented, by U.S and Israeli governmental and patent institutions such as the courts, the U.S. Congress, the U.S. Patent and Trademark Office, Israeli patent law, and the like. Refer to Item 101(h)(4)(x) of Regulation S-K.

We have added the discussion requested by the Commission.

Patent Monetization and Patent Assertion

Business Strategy, page 18

20.	Please revise your business strategy discussion to provide a more detailed description of your plan of operation for the next twelve months including your anticipated expenditures during that period. For each step necessary to implement your business plan, please provide an estimated timeline for completion. Refer to Item 101(a)(2) of Regulation S-K.

We have revised the discussion as requested by the Commission.

Sources of Target Business, page 18

21.	You state that you anticipate that target technology candidates will be brought to your attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Please expand your discussion to explain management’s experience in soliciting these types of entities for the stated purposes.

We have added a reference to Mr. Eliyahu’s experience in this area.

22.	It appears that you should revise this list to name only those entities with which you have discussed relevant business opportunities or entered into negotiations. To the extent you have listed entities with which you have not had meaningful interaction concerning furthering your business, this disclosure does not appear to provide meaningful information to investors. A generalized discussion of the research institutions you intend to approach, but with which you have not had meaningful contacts, may be appropriate.

We have revised the discussion to clarify that we have yet to approach any of the institutions listed, that we will not approach them until we have funding in hand, and that we may not approach any of these institutions.

23.	You state on page 20 that according to Senna, the Israeli government will grant Senna $3 million for services that will be rendered to the academic colleges, and another US$4 million for all necessary patent & IP expenses required for the best in class inventions chosen by Senna. Please expand your discussion to describe your plans, and the corresponding challenges, associated with pursuing this opportunity. In addition, disclose the time period covered by the eight-year concession.

We have clarified the discussion with respect to Senna.

Established Deal Sourcing Network, page 20

24.	You refer to your established deal sourcing network. Please revise your disclosure to clarify why you believe that your deal sourcing network is already established.

We have revised the discussion to make clear that we are referring to Mr. Eliyahu’s contacts and experience.

Positioning, page 21

25.	We note your statement related to positioning. Please expand your disclosure to discuss with greater specificity the competitive business conditions in the patent monetization sector and the methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

We have removed the discussion of positioning and have inserted a new discussion regarding our competitors in the patent monetization sector.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 22

26.	Please revise your liquidity discussion to disclose the number of months your current cash resources will fund and the minimum period of time that you will be able to conduct your planned operations using currently available capital resources and provide related and consistent risk factor disclosure. We refer you to the Liquidity and Capital Resources discussion in Section IV of SEC Release 33-8350 and Item 303(a)(1) of Regulation S-K for additional guidance.

We have revised the discussion to state that we anticipate having funding for at least 12 months, and to note the two new sources of capital that we mentioned in response to Comment 10.

Directors, Executive Officers, Promoters and Control Persons

Directors and Officers, page 23

27.	Please revise Mr. Eliyahu’s business description to specify the business activities he was engaged in as a consultant during the past five years. Although you reference his background as a consultant and provide disclosures related to his professional experience, it is unclear whether this experience is specifically related to his consulting work during the past five years. Refer to Item 401(e) of Regulation S-K and revise accordingly.

We have revised the discussion to make Mr. Eliyahu’s relevant experience clearer.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

28.	We note that the auditor’s opinion in the third paragraph does not include the period from December 14, 2009 (Inception) through December 31, 2012. Please revise the opinion accordingly.

We have revised the opinion accordingly.

Signatures, page 32

29.	Mr. Elihayu does not appear to have signed the registration statement in his own capacity or in his capacity as a director. Note that the Signatures section of Form S-1 requires that the registration statement be signed on behalf of the registrant on the one hand and by the officers and directors of the registrant on the other. Refer to Instruction 1 to the Signatures section of Form S-1 and provide conforming signatures in your next amendment.

We have revised the signature page to make clear that Mr. Eliyahu is signing in his capacity as an officer and director, as well as on behalf of the Company.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,

Yoel Eliyahu

/s/

President, Chief Executive Officer, Treasurer and Director

Stella Blu, Inc.